Exhibit 99.1

Azure Power Announces Results for Fiscal Fourth Quarter 2018

Mauritius, June 15, 2018: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fourth quarter ended March 31, 2018.

Fourth Quarter 2018 Period Ended March 31, 2018 Operating Highlights:

•	Operating Megawatts were 911 MW, as of March 31, 2018, an increase of 40% over March 31, 2017.

•	Operating & Committed Megawatts were 1,871 MW, as of March 31, 2018, an increase of 75% over March 31, 2017.

•	Revenue for the quarter was INR 2,259.0 million (US$34.7 million), an increase of 71% over the quarter ended March 31, 2017.

•	Adjusted EBITDA for the quarter was INR 1,625.5 million (US$25.0 million), an increase of 67% over the quarter ended March 31, 2017.

Key Operating Metrics

Electricity generation during the fiscal year ended March 31, 2018 increased by 618 million kWh, or 100%, to 1,236 million kWh, compared to the same period in 2017. The increase in electricity generation was principally a result of additional capacity operating during the period.

Total revenue during the fiscal year ended March 31, 2018 was INR 7,700.6 million (US$ 118.3 million), up 84% from INR 4,183.0 million during the same period in 2017. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating (megawatt capacity per the power purchase agreement) consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt operating for the fiscal year ended March 31, 2018 increased by INR 1.7 million (US$ 0.03 million) to INR 51.0 million (US$ 0.78 million), as compared to the same period in 2017. The project cost per megawatt was marginally higher due to the use of higher-cost domestic modules as required by Power Purchase Agreements “PPA” and use of purchased land compared to lower-cost open source modules and leased land in the corresponding previous period.

As of March 31, 2018, our operating and committed megawatts increased by 802 MW to 1,871 MW compared to March 31, 2017 as a result of winning new projects.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of March 31,
	2017	2018
	INR	INR	US$
Nominal contracted payments (in thousands)	255,474,775	358,816,034	5,510,921
Total estimated energy output (kilowatt hours in millions)	44,677	82,884

Nominal contracted payments increased from March 31, 2017 to March 31, 2018 as a result of the Company entering into additional PPAs.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of March 31,
	2017	2018
	INR	INR	US$
Portfolio revenue run-rate (in thousands)	11,005,761	15,764,719	242,124
Estimated annual energy output (kilowatt hours in millions)	1,921	3,557

Portfolio revenue run-rate increased by INR 4,759.0 million (US$ 73.1 million) to INR 15,764.7 million (US$ 242.1 million) as of March 31, 2018, as compared to March 31, 2017, due to an increase in operational and committed capacity.

Fourth Quarter 2018 Period ended March 31, 2018 Consolidated Financial Results:

Operating Revenue

Operating revenue in the quarter ended March 31, 2018 was INR 2,259.0 million (US$ 34.7 million), an increase of 71% from INR 1,317.6 million over the same period in 2017. The increase in revenue was driven by the commissioning of new projects.

Cost of Operations

Cost of operations in the quarter ended March 31, 2018 increased by 65% to INR 215.4 million (US$ 3.3 million) from INR 130.7 million in the same period in 2017. The increase was primarily due to plant maintenance cost for newly commissioned projects which was partially offset by the implementation of improved O&M methods which improved plant productivity.

General and Administrative Expenses

General and administrative expenses for the quarter ended March 31, 2018 increased by INR 205.7 million (US$ 3.2 million), to INR 418.2 million (US$ 6.4 million) compared to the same period in 2017. The increase was primarily due to increase in personnel costs to support the Company’s growth and higher professional charges compared to previous comparable quarter.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended March 31, 2018 increased by INR 210.8 million (US$ 3.2 million), or 67%, to INR 524.8 million (US$ 8.1 million) compared to the same period in 2017. The principal reason for the increase was capitalization of new projects during the period from December 31, 2016 to March 31, 2018.

Interest Expense, Net

Net interest expense during the quarter ended March 31, 2018 increased by INR 202.6 million (US$ 3.1 million), or 32%, to INR 833.7 million (US$ 12.8 million) compared to the same period in 2017. Interest expense increased on account of borrowings for new projects and was partially offset by the increased interest income on investments during the quarter ended March 31, 2018. This includes one-time reclassification from interest expense to Income tax expense of INR 136.2 million (US$ 2.1 million), due to issuance of Green bonds.

Gain / Loss on Foreign Currency Exchange

The Indian rupee appreciated against the U.S. dollar by INR 3.1 to US$ 1.00 (4.5%) during the period from December 31, 2016 to March 31, 2017, while the Indian rupee depreciated against the U.S. dollar by INR 1.3 to US$ 1.00 (2.0%) during the period from December 31, 2017 to March 31, 2018. This depreciation during the period from December 31, 2017 to March 31, 2018 resulted in a foreign exchange loss of INR 98.3 million (US$ 1.5 million), compared to a gain of INR 309.2 million during the same period in 2017.

Income Tax Expense / Benefit

The income tax expense decreased during the quarter ended March 31, 2018 by INR 624.0 million (US$ 9.6 million) to INR 21.1 million (US$ 0.3 million), compared to income tax expense of INR 645.2 million in the same period in 2017. During the current quarter, we recorded a non-cash deferred tax income amounting to INR 115.1 million (US$ 1.8 million), was primarily on account of new projects commissioned during the quarter and there was cash outflow of INR 136.2 million (US$2.1 million) related to current income taxes.

Net income/ loss

The net income for the quarter ended March 31, 2018 was INR 147.6 million (US$ 2.3 million), as compared to a net loss of INR 306.7 million for the quarter ended March 31, 2017, an increase in net income by INR 454.3 million (US$ 7.0 million) as compared to the same period in 2017. This was primarily due to an increase in revenue and economics of scale during the quarter ended March 31, 2018, compared to March 31, 2017.

Cash Flow and Working Capital

Cash generated from operating activities for the fiscal year ended March 31, 2018 of INR 1,839.1 million (US$ 28.2 million), INR 1,866.3 million (US$ 28.7 million) higher than the prior comparable period, primarily due to an increase in revenue during the current period.

Cash used in investing activities, for the fiscal year ended March 31, 2018 was INR 15,772.2 million (US$ 242.2 million), compared to INR 21,944.3 million for the prior comparable period. The cash used in investing activities was lower due to realisation of cash from maturities of available for sale investment and restricted term deposits and used in purchase of property, plant and equipment. The purchases of property plant and equipment for new projects as compared to the prior comparable period, was higher by INR 4,207.9 million (US$ 64.6 million).

Cash generated from financing activities was INR 16,816.1 (US$ 258.3 million) for the fiscal year ended March 31, 2018, compared to INR 24,331.5 million for the prior comparable period. During the fiscal year ended March 31, 2018, the Company raised INR 43,807.3 million (US$ 672.8 million) of non-convertible debentures and project debt, including green bonds.

Liquidity Position

As of March 31, 2018, the Company had INR 9,730.1 million (US$ 149.4 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 3,398.6 million (US$ 52.2 million) as of March 31, 2018.

Adjusted EBITDA

Adjusted EBITDA was INR 1,625.5 million (US$ 25.0 million) for the fiscal fourth quarter period ended 2018, compared to INR 974.4 million in the fourth quarter ended March 31, 2017. The increase was primarily due to the increase in revenue and economics of scale during the period.

Guidance for Fiscal Year 2019

The Company continues to expect to have 1,300 – 1,400 MWs operational by March 31, 2019 and revenues of between US$ 143 – 151 million for fiscal year ending March 31, 2019.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Monday, June 18, 2018 at 8:30 a.m. US Eastern Time. The conference call can be accessed live by dialling 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 6564518. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Friday, June 22, 2018 and can be accessed by dialling 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10120191. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 65.11 to US$ 1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2018. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its inhouse engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com . For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2017 (INR)	2018 (INR)	2018 (US$)
	(in thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	5,460,670	8,346,526	128,191
Investments in available for sale securities	3,296,797	1,383,573	21,250
Restricted cash	3,629,037	2,406,569	36,962
Accounts receivable, net	1,138,605	2,223,455	34,149
Prepaid expenses and other current assets	495,937	1,114,482	17,117

Total current assets	14,021,046	15,474,605	237,668
Restricted cash	1,383,414	329,926	5,067
Property, plant and equipment, net	40,942,608	56,580,700	869,002
Software, net	15,272	39,802	611
Deferred income taxes	196,773	1,052,393	16,163
Investments in held-to-maturity securities	6,631	7,041	108
Other assets	928,221	499,653	7,674

Total assets	57,493,965	73,984,120	1,136,293

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,460,240	835,000	12,824
Accounts payable	3,618,251	1,521,854	23,374
Current portion of long-term debt	1,554,806	873,883	13,422
Income taxes payable	232,420	5,878	90
Interest payable	189,309	1,220,463	18,745
Deferred revenue	79,937	79,192	1,216
Other liabilities	484,477	611,598	9,393

Total current liabilities	8,619,440	5,147,868	79,064
Long-term debt	31,142,762	52,234,940	802,257
Deferred revenue	1,383,691	1,563,732	24,017
Deferred income taxes	1,078,255	892,138	13,702
Asset retirement obligations	242,980	356,649	5,478
Other liabilities	109,151	513,344	7,882

Total liabilities	42,576,279	60,708,671	932,400

Redeemable non-controlling interest	390,827	—	—
Shareholders’ equity
Equity shares (US$ 0.000625 par value; 25,915,956 and 25,996,932 shares issued and outstanding as of March 31, 2017 and March 31, 2018)	1,073	1,076	17
Additional paid-in capital	18,904,151	19,004,604	291,885
Accumulated deficit	(5,723,420)	(6,593,471)	(101,267)
Accumulated other comprehensive income (loss)	40,326	(294,672)	(4,526)

Total APGL shareholders’ equity	13,222,130	12,117,537	186,109
Non-controlling interest	1,304,729	1,157,912	17,784

Total shareholders’ equity	14,526,859	13,275,449	203,893

Total liabilities and shareholders’ equity	57,493,965	73,984,120	1,136,293

AZURE POWER GLOBAL LIMITED

INTERIM CONSOLIDATED INCOME STATEMENTS

	Unaudited Three months ended March 31,			Year ended March 31,
	2017	2018	2018	2017	2018	2018
	INR	INR	US$	INR	INR	US$
	(in thousands, except per share data)
Operating revenues:
Sale of power	1,317,577	2,259,021	34,695	4,182,985	7,700,600	118,271
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	130,741	215,350	3,307	375,787	691,947	10,627
General and administrative	212,446	418,155	6,422	797,161	1,187,379	18,237
Depreciation and amortization	313,999	524,784	8,060	1,046,565	1,882,451	28,912

Total operating cost and expenses	657,186	1,158,289	17,789	2,219,513	3,761,777	57,776

Operating income	660,391	1,100,732	16,906	1,963,472	3,938,823	60,495

Other expense:
Interest expense, net	631,150	833,704	12,805	2,371,836	5,168,218	79,377
(Gain) loss on foreign currency exchange, net	(309,218)	98,282	1,509	(109,128)	45,716	702

Total other expenses	321,932	931,986	14,314	2,262,708	5,213,934	80,079

Income (Loss) before income tax	338,459	168,746	2,592	(299,236)	(1,275,111)	(19,584)

Income tax (expense) benefit	(645,187)	(21,141)	(325)	(892,333)	252,882	3,884

Net (loss) income	(306,728)	147,605	2,267	(1,191,569)	(1,022,229)	(15,700)

Net income (loss) attributable to non-controlling interest	6,877	2,369	36	(18,924)	(201,547)	(3,094)

Net (loss) Income attributable to APGL	(313,605)	145,236	2,231	(1,172,645)	(820,682)	(12,606)

Accretion to Mezzanine CCPS	(8,325)	—	—	(235,853)	—	—
Accretion to redeemable non-controlling interest	(10,867)	—	—	(44,073)	(6,397)	(98)

Net (loss) income attributable to APGL equity shareholders	(332,797)	145,236	2,231	(1,452,571)	(827,079)	(12,704)

Net (loss) income per share attributable to APGL equity stockholders
Basic	(13)	6	0.09	(111)	(32)	(0.49)
Diluted	(13)	5	0.08	(111)	(32)	(0.49)
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	25,915,956	25,992,050		13,040,618	25,974,111
Equity shares: Diluted	25,915,956	26,937,258		13,040,618	25,974,111

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Unaudited Three months ended March 31,			Year ended March 31,
	2017	2018	2018	2017	2018	2018
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net cash (used in) provided by operating activities	(250,939)	1,433,582	22,018	(27,190)	1,839,125	28,246
Net cash used in investing activities	(7,342,453)	(365,199)	(5,609)	(21,944,262)	(15,772,167)	(242,239)
Net cash provided by financing activities	7,148,611	59,114	908	24,331,507	16,816,081	258,272

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Unaudited Three months ended March 31,			Year ended March 31,
	2017	2018	2018	2017	2018	2018
	INR	INR	US$	INR	INR	US$
	(in thousands)
Net (Loss)/ Income	(306,728)	147,605	2,267	(1,191,569)	(1,022,229)	(15,700)
Income tax expense / (benefit)	645,187	21,141	325	892,333	(252,882)	(3,884)
Interest expense, net	631,150	833,704	12,805	2,371,836	5,168,218	79,377
Depreciation and amortization	313,999	524,784	8,060	1,046,565	1,882,451	28,912
(Gain)/loss on Foreign currency exchange, net	(309,218)	98,282	1,509	(109,128)	45,716	702

Adjusted EBITDA	974,390	1,625,516	24,966	3,010,037	5,821,274	89,407